STANDSTILL AGREEMENT

This Standstill Agreement (the "Agreement") is made and entered into effective as of the 14th day of September 2011 by and between DST Systems, Inc. ("DST") and Karpus Management, Inc. (d/b/a Karpus Investment Management), for and on behalf of itself and entities and accounts that it controls directly or indirectly, or with respect to which it exercises voting discretion, whether such entities or accounts now exist or are organized in the future, including any such entities and accounts holding shares that were reported in the Schedule 13D filed with respect to Liberty All-Star Growth Fund, Inc. ("Growth Fund") by Karpus Investment Management, Inc. (collectively, "Karpus" and Karpus, together with DST, the "parties" and each, individually, a "party").

WHEREAS, on July 19, 2011, DST announced that it had entered into an agreement to purchase ALPS Holdings Inc. ("ALPS Holdings"), that parent company of ALPS Advisors Inc. ("AAI") (the "Transaction");

WHEREAS, AAI is the investment adviser to Growth Fund and Liberty All-Star Equity Fund ("Equity Fund" and, together with Growth Fund, the "Funds" and, individually, a "Fund");

WHEREAS, upon the closing of the Transaction (the "Closing") the investment advisory agreements between AAI and the Funds, and among AAI, the Funds and their respective sub-advisers, will terminate and, as a result, each Fund is holding a special shareholder meeting at which shareholders will be asked to vote on new investment advisory agreements that would become effective upon the Closing ("New Advisory Agreements");

WHEREAS, DST anticipates that the Closing will take place on or before December 31, 2011;

WHEREAS, Karpus is a shareholder of Growth Fund and Equity Fund;

WHEREAS, Karpus has filed a preliminary proxy statement for each Fund opposing the New Advisory Agreements;

WHEREAS, the parties wish to resolve matters relating to the Transaction;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration that the parties hereby acknowledge, the parties agree as follows:

1.   DST. Within 30 days after the Closing, DST shall purchase from Karpus shares of the Funds at a price per share equal to 98% of the net asset value per share, determined on the second business day preceding the date of purchase, and a total purchase price of $13.58 million. DST shall allocate purchases between the Funds such that $10.91 million of its purchases will be for Growth Fund shares and $2.67 million of its purchases will be for Equity Fund shares;

provided, however, that the parties may agree in writing to a different allocation between the Fund shares so long as the total purchases do not exceed $13.58 million.

2.   Karpus. Karpus hereby agrees to withdraw its preliminary proxy statements as soon as possible and, in any event, no later than two (2) business days after the date of this Agreement and shall take any steps necessary and/or reasonably requested by DST or AAI to document its withdrawal of the preliminary proxy statements, including, but not limited to, Karpus making any necessary filings with the U.S. Securities and Exchange Commission ("SEC"). In addition, Karpus shall vote or cause to be voted all shares of each Fund that Karpus directly or indirectly has the power to vote or direct the vote of to be voted in favor of the New Advisory Agreements as soon as possible and, in any event, no later than two (2) business days after the date of this Agreement, and further agrees not to change, alter, rescind or revoke any such vote in any manner.

For a period of five (5) years from the date of this Agreement (the "Restricted Period"), Karpus shall not directly or indirectly, with respect to either Fund: (i) submit any shareholder proposals for the vote or consent (collectively, "vote") of shareholders (whether pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), or otherwise) or any proposal for consideration by either Fund's Board; (ii) nominate any candidate for election as a director or trustee or otherwise seek appointment to or representation of the Board; (iii) solicit proxies or make, participate in or encourage any "solicitation" (as such terms is used in the proxy rules of the SEC) for proxies for any shareholder proposals or nominations of candidates for election as directors or trustees; or (iv) form or join in a partnership, syndicate or other group, including, without limitation, a "group" as defined under Section 13(d) of the Exchange Act, with respect to either Fund's shares, or deposit any Fund shares in a voting trust, arrangement or agreement, or subject either Fund's shares to a voting trust, arrangement or agreement. During the Restricted Period, Karpus shall not either directly or indirectly, explicitly or implicitly, publicly or privately: (i) encourage, recommend, advise, finance or urge others to put forward shareholder proposals or nominations with respect to directors/trustees of either Fund or otherwise have discussions or enter into any arrangements with any other person in connection with any of the foregoing as they relate to the Funds; (ii) indicate support or approval for any shareholder proposals or nominations relating to either Fund (other than voting in accordance with the immediately following clause (iii)); (iii) cause or permit any shares of either Fund that Karpus directly or indirectly has the power to vote or direct the vote of, to be voted on any matter in any way other than in accordance with the recommendations of the respective Fund's Board, or to be withheld from or otherwise abstain from voting on any such matter; (iv) solicit or encourage others to vote against any matter recommended by either Fund's Board; (v) otherwise act, alone or in concert with others, to seek to control the management, Board or policies of either Fund; (vi) threaten to bring or pursue or bring or pursue any suit, regulatory action or proceeding against DST or any of its subsidiaries or affiliates, either Fund, either Fund's Board or either Fund's investment adviser, other than for alleged violations of this Agreement; or (vii) take or seek to take, or cause or seek to cause or solicit others to take, any action inconsistent with any of the foregoing as they relate to the Funds.

3.   No Disparagement. During the Restricted Period, each party, and their respective officers and directors, shall refrain from directly or indirectly disparaging or impugning, or taking any action reasonably likely to damage or impugn, the reputation of the other parties hereto or the Board, officers or investment adviser of either Fund. The foregoing shall not apply to any compelled testimony or production of information, by legal process, subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought, or to any pleading in defense of any legal or regulatory complaint, litigation or proceeding.

4.   Confidentiality. Other than announcements made by DST, AAI, either Fund or otherwise made public by DST, AAI or either Fund, the existence of, and all terms and provisions of, this Agreement shall remain confidential; provided, however, that any other party hereto, ALPS Holdings, any member of either Fund's Board, the Funds' officers, or the officers or directors of Karpus, may make disclosure necessary to comply with all applicable laws, rules or regulations, including applicable rules of any regulatory or self regulatory body, including any filings pursuant to, among other matters, Section 13(d) of the Exchange Act and the rules thereunder of the SEC, having jurisdiction over any such person, or legal process including but not limited to deposition, interrogatory, civil investigation, demand or similar process, subject to the provisions of the immediately succeeding paragraph.

In the event that any party to this Agreement other than DST, or any person other than AAI, either Fund, ALPS Holdings, any member of either Fund's Board or Funds' officers, is requested or required to disclose any information regarding matters covered by this Agreement not already in the public domain (the "Information"), such person, if permitted, shall provide the parties with prompt written notice of such request or requirement so that such notified person may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver the disclosing party is nonetheless, in the opinion of its counsel, compelled by law or regulation to disclose some or all of the Information, the party required to make such disclosure may, without liability hereunder, disclose only that portion of the Information which such counsel advises is required by law or regulation to be disclosed, provided that the disclosing party exercises reasonable efforts to preserve the confidentiality of the Information, including, without limitation, by cooperating with the person seeking to protect the Information to obtain an appropriate protective order; provided, however, that all costs (including any reasonable legal fees incurred by the disclosing party) that relate to obtaining such protective order shall be borne by the person seeking to keep such Information confidential.

5.   Notices. Any notices and other communications hereunder shall be delivered by email or facsimile, with a copy by personal delivery, overnight delivery or ordinary mail, directed as follows:

To DST, by delivery to:

> Randall D. Young
> Vice President, General Counsel & Secretary
> DST Systems, Inc.
> 333 W. 11th Street, 5th Floor
> Kansas City, MO 64105
> Email: rdyoung@dstsystems.com
> Facsimile: (816) 435-8630

With copies to:

> Brian D. McCabe
> Ropes & Gray LLP
> Prudential Tower
> 800 Boylston Street
> Boston, MA 02199
> Email: brian.mccabe@ropesgray.com
> Facsimile: (617) 235-0425

To ALPS Holdings, AAI, either Fund and either Fund's Board, by delivery to:

> Bill Parmentier
> Senior Vice President
> ALPS Advisors Inc.
> 99 High Street, Suite 303
> Boston, MA 02110
> Email: william.parmentier@alpsinc.com
> Facsimile: (617) 426-1962

With copies to:

> Clifford Alexander, Esq.
> Jennifer Gonzalez, Esq.
> K&L Gates LLP
> 1601 K Street, NW
> Washington DC 20006
> Email: clifford.alexander@klgates.com
>   jennifer.gonzalez@klgates.com
> Facsimile: (202) 778-9100

To Karpus, by delivery to:

> Karpus Management, Inc.
> 183 Sully's Trail
> Pittsford, New York 14534
> Attention: Sharon Thornton
> Email: sharon@karpus.com
> Facsimile: (585) 586-4315

With copies to:

> Edwin M. Larkin, Esq.
> Hiscock & Barclay, LLP
> 100 Chestnut Street
> 2000 HSBC Plaza
> Rochester, New York 14604
> Email: elarkin@hblaw.com
> Facsimile: (585) 295-8441

Such addresses may be changed from time to time by means of a notice given in the manner provided above. Delivery for all notices and other communications (other than legal process) hereunder shall be deemed effective upon receipt of such communication by personal delivery, overnight delivery or mail. Delivery solely to outside counsel shall not constitute duly given notice to any party hereto.

6.   **Enforcement.** The parties agree that breach of this Agreement may cause immediate and irreparable harm and that, in the event of breach or threatened breach of this Agreement, each party shall be entitled to seek injunctive and other equitable relief without proof of actual damages in addition to any other remedies as may be available at law or in equity. Each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to either party at law or in equity.

7.   **No Assignment.** This Agreement shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and permitted assigns. Neither this Agreement nor any of the benefits of this Agreement shall be assigned by a party without the prior written consent of the other parties hereto. No person not a party to this Agreement shall have any rights, benefits or obligations hereunder.

8.   **Amendments.** No amendments, changes or modifications may be made to this Agreement without the express prior written consent of each of the parties hereto.

9.   **Invalidity.** If any term or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

10.   No Waiver. No failure or delay by a party in exercising any right hereunder or any partial exercise thereof shall operate as a waiver thereof or preclude any other or further exercise of any right hereunder. No waiver, express or implied, by any party of any breach or default by any other party in the performance by the other party of its obligations under this Agreement shall be deemed or construed to be a waiver of any other breach or default, whether prior, subsequent, or contemporaneous, under this Agreement. Any waiver must be in writing and executed by the party against whom the waiver is sought to be charged.

11.   Counterparts. This Agreement may be executed in counterparts each of which shall be deemed an original, and when taken together all such counterparts shall be deemed to constitute one and the same document.

12.   Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to applicable principles of conflicts of law or choice of laws of any state that would cause the application to this Agreement of the law of any state other than the State of New York. Each party hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the State and Federal courts located in Monroe County or New York County, New York, United States of America in any action or proceeding arising out of or relating to this Agreement, and agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, such Federal court. A final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suits on the judgment or in any other manner provided by law. The parties hereto irrevocably and unconditionally waive any objection which they may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to the Agreement in any State or Federal court in the Counties referenced above and State of New York.

13.   Default. In the event of an alleged breach by DST of its obligations pursuant to Section 1 of this Agreement, Karpus will send written notice to DST describing such alleged breach and, upon receiving such notice, DST shall have ten (10) business days (the "Cure Period") to cure such breach or to provide information confirming the lack of such breach. In the event that after the Cure Period any litigation occurs between the parties because of an alleged breach by DST of its obligations pursuant to Section 1 of this Agreement, it is agreed that Karpus shall be entitled to require that DST specifically perform its obligations pursuant to Section 1, including but not limited to purchasing Fund shares in the amount and at the purchase price described in Section 1, without Karpus being required to prove irreparable damages or being required to post a bond or other security. In the event Karpus is the principal prevailing party in any such litigation, as determined in a judgment by the court, Karpus shall be entitled to recover all its fees and expenses relating to such litigation, including, but not limited to, court costs, reasonable attorneys fees, witness fees, expert fees and applicable travel expenses. In addition, in the event that Karpus is the principal prevailing party in the above-referenced litigation, Karpus shall be entitled to receive $1.5 million in liquidated damages. Only in the event that DST does not purchase all the Fund shares required to be purchased in any judgment by the court within 30 days of such judgment shall Karpus be relieved of its obligations under this Agreement, including but not limited to, its obligations pursuant to the second paragraph of Section 2 and the confidentiality provisions of Section 3 of the Agreement.

14.   Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

15.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto regarding the subject matter hereof. No representations, warranties, or inducements have been made by any party hereto concerning this Agreement other than those contained and memorialized herein. This Agreement integrates the whole of their agreements and understandings concerning the same. No prior oral or written representations or understandings concerning the subject matter hereof will operate to amend, supersede or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

KARPUS MANAGEMENT, INC., d/b/a
Karpus Investment Management

By: _____

Name: _____

Title: _____

DST SYSTEMS, INC.

By: _~~Steph C Hoo~~_____

Name: _~~STEPHEN C. HOOLEY~~_____

Title: _~~PRESIDENT~~_____

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

KARPUS MANAGEMENT, INC., d/b/a
Karpus Investment Management

By: _Sharon L Thornton_

Name: _Sharon L. Thornton_

Title: _Senior Director of Investments_

DST SYSTEMS, INC.

By: _____

Name: _____

Title: _____